Exhibit 99.1

Safe-T’s Software Defined Perimeter is

Now Available on AWS Marketplace

HERZLIYA, Israel, September 9, 2019 - Safe-T® Group Ltd. (NASDAQ, TASE: SFET), a provider of Secure Access solutions for on-premise and hybrid cloud environments, today announces that its Software Defined Perimeter (SDP) solution is now publicly available on Amazon Web Services (AWS) Marketplace.

The addition of the AWS Marketplace listing, positions Safe-T as the Zero Trust vendor with the ability to provide the widest range of SDP solutions in the market, with a fit to all types of organizations – those that prefer to purchase and deploy On-Premise solutions, those organizations that consume Software-as-a-Service (SaaS) solutions, and now also consumers of Infrastructure-as-a-Service (IaaS) solutions.

The Safe-T SDP solution is available on the AWS Marketplace in a “Bring Your Own License” (BYOL) model, which enables users the flexibility to leverage the power of cloud computing in order to use their existing or purchased software. The activation of the product requires the software’s license key that is purchased outside of AWS Marketplace.

“More and more organizations are moving towards the cloud to cut costs and increase agility, selecting AWS Marketplace as their cloud infrastructure,” said Eitan Bremler, Safe-T’s VP Products & Technology. “With the introduction of our SDP solution on the AWS Marketplace, we can now reach and help more businesses to simply secure their cloud, data, and application access with easy and quick purchase subscriptions to Safe-T’s SDP.”

Find out more information about Safe-T’s SDP solution on AWS Marketplace here.

About Safe-T®

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a provider of Zero Trust Access solutions which mitigate attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity.

Safe-T’s cloud and on-premises solutions ensure that an organization’s access use cases, whether into the organization or from the organization out to the internet, are secured according to the “validate first, access later” philosophy of Zero Trust. This means that no one is trusted by default from inside or outside the network, and verification is required from everyone trying to gain access to resources on the network or in the cloud.

Safe-T’s wide range of access solutions reduce organizations’ attack surface and improve their ability to defend against modern cyberthreats. As an additional layer of security, our integrated business-grade global proxy solution cloud service enables smooth and efficient traffic flow, interruption-free service, unlimited concurrent connections, instant scaling and simple integration with our services.

With Safe-T’s patented reverse-access technology and proprietary routing technology, organizations of all size and type can secure their data, services and networks against internal and external threats.

At Safe-T, we empower enterprises to safely migrate to the cloud and enable digital transformation.

For more information about Safe-T, visit www.safe-t.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses the advantages of its SDP solution, its positioning in the market and its potential to address market need and/or demand. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 26, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

PRESS CONTACT

Karin Tamir

Karin.Tamir@safe-t.com

+972-9-8666110